QKL STORES INC.
Jing Qi Street
Dongfeng Xincun
Sa’er Tu District
163311 Daqing, P.R. China

March 30, 2009

BY EDGAR
H. Christopher Owings
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street,  N.E.
Washington, D.C. 20549

Re:	QKL Stores Inc.
Registration Statement on Form S-1; File No. 333-150800

Dear Mr. Owings:

On March 27, 2008 pursuant to Rule 461 of the Securities Act of 1933, as amended, QKL Stores Inc., a Delaware corporation (the “Company”), requested that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement to become effective at 10 am on March 30, 2009, or as soon as possible thereafter.

We hereby withdraw that request for acceleration.

Sincerely, QKL STORES INC.

By:	/s/ Zhuangyi Wang
Zhuangyi Wang
Chief Executive Officer